UNITED STATES SECURITIES AND EXHANGE COMMISSION

WASHINGTON D.C.

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. ___)*

Northsight Capital, Inc

(Name of Issuer)

Common Stock

(Title of Class of Securities)

66702 Q 203

 (CUSIP Number)

John G. Nossiff, Esq.

The Nossiff Law Firm LLP

300 Brickstone Sq., St 201

Andover, MA 01810

(978) 409 2648

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 31, 2011

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 66702 Q 203
1.	Names of Reporting Persons Safe Communications, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 10,000,000
	8.	Shared Voting Power: 0
	9.	Sole Dispositive Power: 10,000,000
	10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,000,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 80%

14.	Type of Reporting Person (See Instructions) CO

Item 1.

Security and Issuer

Common Stock

Northsight Capital, Inc.

7740 East Evans Rd.

Scottsdale, AZ 85260

Item 2.

Identity and Background

Safe Communications, Inc. is a Texas corporation and its principal business is comprised of two web portals, one that provides safe texting and emailing for children and one that provides corporate security services.

The address of Safe Communications, Inc., including its principal office, is:

7740 East Evans Rd.

Scottsdale, AZ 85260

(d) Safe Communications, Inc. has not during the past 5 years been convicted in any criminal proceeding.

(e) Safe Communications, Inc. has not during the past 5 years been subject to a civil or judicial proceeding as a result of which it was or is subject to a judgment or final order enjoining violations of the securities laws or finding any violation of such laws.

Item 3.

Source and Amount of Funds or Other Consideration

The reporting person used $250,000 of its working capital to acquire 10,000,000 shares of the Issuer’s common Stock directly from the Issuer.

Item 4.

Purpose of Transaction(a)-(j)

The reporting person acquired control of the Issuer with the intention of causing the Issuer to engage in a reverse acquisition with an affiliate of the reporting person (“operating company”), subject to obtaining necessary board approvals and negotiation and execution of definitive agreements.  In connection with the consummation of any such transaction, additional shares of the Issuer’s common stock would be issued to the stockholders of the operating company, including the reporting person.  Subject to the conditions referenced herein, it is anticipated that there would be approximately 52,500,000 shares of the Issuer’s common stock outstanding after completion of the contemplated transaction. In addition, under this plan, the reporting person would spin off of a major part of its post merger holdings of the Issuer to its shareholders as of a future record date (one share of the Issuer for every two shares of the reporting person).  These transactions are subject to various conditions, including obtaining necessary financing, board approvals, negotiation of definitive agreements, and regulatory clearances.

In accordance with the Stock Purchase Agreement, pursuant to which control of the Issuer was acquired on May 31, 2011, the then President and two of the Issuer’s then three directors resigned, and the President of the reporting person was appointed a director and interim President of the Issuer.  The last of the three persons who were directors immediately prior to the closing of the acquisition has tendered his resignation, to be effective 10 days after the Issuer sends its shareholders an Information Statement on Schedule 14F-1, at which time, the sole remaining director (the President of the reporting person) will enlarge the board to at least 5 persons and appoint new directors to fill the resulting vacancies.

Item 5.

Interest in Securities of the Issuer

A

Safe Communications, Inc.

Amount:   10,000,000

Percentage: 80%

Sole Voting Power: 10,000,000

Shared Voting Power:  0

Sole Dispositive Power:  10,000,000

Shared Dispositive Power:  0

Item 6.

Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

N/A

Item 7.

Material to Be Filed as Exhibits

Exhibit 1: Common Stock Purchase Agreement dated as of May 27, 2011, by and between Safe Communications, Inc., Northsight Capital, Inc. and certain Shareholders of Northsight Capital, Inc.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 2, 2011
Date
Safe Communications, Inc. By: /s/John P. Venners, President

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